UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2007

Commission File Number: 001-31221

Total number of pages: 28

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Semi-Annual Report filed on December 3, 2007 with the Director of the Kanto Local Finance Bureau of Japan pursuant to the Financial Instruments and Exchange Law of Japan

On December 3, 2007, the registrant filed its Semi-Annual Report with the Director of the Kanto Local Finance Bureau of Japan and provided it to the Tokyo Stock Exchange. This Semi-Annual Report was filed pursuant to the Financial Instruments and Exchange Law of Japan and contains, among other things, semi-annual consolidated financial statements for the six months ended September 30, 2007 prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The material contents of the report, other than the semi-annual consolidated financial statements, have already been reported by the registrant in its press release dated October 26, 2007, a copy of which was submitted under cover of Form 6-K on October 29, 2007 by the registrant.

Attached is an English translation of the registrant’s semi-annual consolidated financial statements for the six months ended September 30, 2007 prepared in accordance with U.S. GAAP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: December 4, 2007	By:	/s/ YOSHIKIYO SAKAI
Yoshikiyo Sakai
Head of Investor Relations

NTT DoCoMo, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, 2006 and 2007 and MARCH 31, 2007

Classification	Note	Millions of yen
		(UNAUDITED) September 30,				March 31,
		2006		2007		2007
		Amount	%	Amount	%	Amount	%
ASSETS
I Current assets:
1 Cash and cash equivalents		¥246,457		¥317,507		¥343,062
2 Short-term investments	4	152,005		103,390		150,543
3 Accounts receivable		813,781		792,008		872,323
4 Allowance for doubtful accounts		(14,151)		(13,724)		(13,178)
5 Inventories		206,329		158,257		145,892
6 Deferred tax assets		90,889		96,889		94,868
7 Prepaid expenses and other current assets		169,054		126,559		138,403

Total current assets		1,664,364	27.5	1,580,886	26.7	1,731,913	28.3

II Property, plant and equipment:
1 Wireless telecommunications equipment		4,983,479		5,270,841		5,149,132
2 Buildings and structures		758,298		787,433		778,638
3 Tools, furniture and fixtures		618,480		621,765		613,945
4 Land		198,546		199,315		199,007
5 Construction in progress		142,195		109,560		114,292

Sub-total		6,700,998		6,988,914		6,855,014
Accumulated depreciation and amortization		(3,815,423)		(4,143,380)		(3,954,361)

Total property, plant and equipment, net		2,885,575	47.7	2,845,534	48.0	2,900,653	47.4

III Non-current investments and other assets:
1 Investments in affiliates	3	177,832		180,344		176,376
2 Marketable securities and other investments	4	309,970		325,181		261,456
3 Intangible assets, net	5	537,115		543,033		551,029
4 Goodwill		140,912		148,322		147,821
5 Other assets	6	214,606		170,039		219,271
6 Deferred tax assets		119,893		130,829		127,696

Total non-current investments and other assets		1,500,328	24.8	1,497,748	25.3	1,483,649	24.3

Total assets		¥6,050,267	100.0	¥5,924,168	100.0	¥6,116,215	100.0

LIABILITIES AND SHAREHOLDERS’ EQUITY
I Current liabilities:
1 Current portion of long-term debt	10	¥149,600		¥58,543		¥131,005
2 Short-term borrowings		104		104		102
3 Accounts payable, trade		567,741		518,492		761,108
4 Accrued payroll		39,027		43,059		46,584
5 Accrued interest		1,011		911		809
6 Accrued income taxes		121,476		143,784		68,408
7 Other current liabilities		134,812		151,536		154,909

Total current liabilities		1,013,771	16.8	916,429	15.5	1,162,925	19.0

II Long-term liabilities:
1 Long-term debt (exclusive of current portion)	10	504,813		445,460		471,858
2 Liability for employees’ retirement benefits		139,084		139,830		135,890
3 Other long-term liabilities		215,319		198,536		183,075

Total long-term liabilities		859,216	14.2	783,826	13.2	790,823	13.0

Total liabilities		1,872,987	31.0	1,700,255	28.7	1,953,748	32.0

III Minority interests in consolidated subsidiaries		1,153	0.0	1,234	0.0	1,164	0.0

IV Shareholders’ equity:	7
1 Common stock		949,680		949,680		949,680
2 Additional paid-in capital		1,311,013		1,135,958		1,135,958
3 Retained earnings		2,433,610		2,652,478		2,493,155
4 Accumulated other comprehensive income	4, 10	20,017		17,924		12,874
5 Treasury stock, at cost		(538,193)		(533,361)		(430,364)

Total shareholders’ equity		4,176,127	69.0	4,222,679	71.3	4,161,303	68.0

V Commitments and contingencies	9

Total liabilities and shareholders’ equity		¥6,050,267	100.0	¥5,924,168	100.0	¥6,116,215	100.0

See accompanying notes to consolidated financial statements.

NTT DoCoMo, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

SIX MONTHS ENDED SEPTEMBER 30, 2006 and 2007

and YEAR ENDED MARCH 31, 2007

		Millions of yen
		(UNAUDITED) Six months ended September 30,				Year ended March 31,
		2006		2007		2007
Classification	Note	Amount	%	Amount	%	Amount	%
I Operating revenues:
1 Wireless services		¥2,174,239		¥2,130,305		¥4,314,140
2 Equipment sales		209,134		194,812		473,953

Total operating revenues		2,383,373	100.0	2,325,117	100.0	4,788,093	100.0

II Operating expenses:
1 Cost of services (exclusive of items shown separately below)		354,567		382,307		766,960
2 Cost of equipment sold (exclusive of items shown separately below)		552,274		569,455		1,218,694
3 Depreciation and amortization	5	347,685		364,338		745,338
4 Selling, general and administrative		611,958		600,521		1,283,577

Total operating expenses		1,866,484	78.3	1,916,621	82.4	4,014,569	83.8

Operating income		516,889	21.7	408,496	17.6	773,524	16.2

III Other income (expense):
1 Interest expense	10	(2,807)		(3,068)		(5,749)
2 Interest income		644		986		1,459
3 Other, net	10	5,541		4,436		3,709

Total other income (expense)		3,378	0.1	2,354	0.1	(581)	(0.1)

Income before income taxes, equity in net income (losses) of affiliates and minority interests in consolidated subsidiaries		520,267	21.8	410,850	17.7	772,943	16.1
Income taxes:
1 Current		130,605		172,173		237,734
2 Deferred		79,938		(7,028)		75,945

Total income taxes		210,543	8.8	165,145	7.1	313,679	6.5

Income before equity in net income (losses) of affiliates and minority interests in consolidated subsidiaries		309,724	13.0	245,705	10.6	459,264	9.6
Equity in net income (losses) of affiliates	3	131	0.0	874	0.0	(1,941)	(0.0)
Minority interests in consolidated subsidiaries		(35)	(0.0)	(69)	(0.0)	(45)	(0.0)

Net Income		¥309,820	13.0	¥246,510	10.6	¥457,278	9.6

Other comprehensive income (loss):
1 Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	4	(5,768)		3,089		(15,763)
2 Net revaluation of financial instruments, net of applicable taxes	10	10		17		34
3 Foreign currency translation adjustment, net of applicable taxes		(1,075)		2,310		1,103
4 Pension liability adjustment, net of applicable taxes		—		(366)		—
5 Minimum pension liability adjustment, net of applicable taxes		69		—		5,562
Comprehensive income		¥303,056	12.7	¥251,560	10.8	¥448,214	9.4

Per share data:
Weighted average common shares outstanding – basic and diluted (shares)		44,224,198		43,305,664		43,985,082
Basic and diluted earnings per share (Yen)		¥7,005.67		¥5,692.33		¥10,396.21

See accompanying notes to consolidated financial statements.

NTT DoCoMo, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

SIX MONTHS ENDED SEPTEMBER 30, 2006 and 2007

and YEAR ENDED MARCH 31, 2007

		Millions of yen
		(UNAUDITED) Six months ended September 30,		Year ended March 31,
		2006	2007	2007
Classification	Note	Amount	Amount	Amount
I Common stock:
1 At beginning of period		¥949,680	¥949,680	¥949,680

At end of period		949,680	949,680	949,680

II Additional paid-in capital:
1 At beginning of period		1,311,013	1,135,958	1,311,013
2 Retirement of treasury stock		—	—	(175,055)

At end of period		1,311,013	1,135,958	1,135,958

III Retained earnings:
1 At beginning of period		2,212,739	2,493,155	2,212,739
2 Cash dividends	7	(88,949)	(87,187)	(176,862)
3 Net income		309,820	246,510	457,278

At end of period		2,433,610	2,652,478	2,493,155

IV Accumulated other comprehensive income:
1 At beginning of period		26,781	12,874	26,781
2 Unrealized holding gains (losses) on available-for-sale securities		(5,768)	3,089	(15,763)
3 Net revaluation of financial instruments		10	17	34
4 Foreign currency translation adjustment		(1,075)	2,310	1,103
5 Pension liability adjustment		—	(366)	—
6 Minimum pension liability adjustment		69	—	5,562
7 Adjustment to initially apply SFAS No. 158		—	—	(4,843)

At end of period		20,017	17,924	12,874

V Treasury stock, at cost:
1 At beginning of period		(448,196)	(430,364)	(448,196)
2 Purchase of treasury stock	7	(89,997)	(102,997)	(157,223)
3 Retirement of treasury stock		—	—	175,055

At end of period		(538,193)	(533,361)	(430,364)

Total shareholders’ equity		¥4,176,127	¥4,222,679	¥4,161,303

See accompanying notes to consolidated financial statements.

NTT DoCoMo, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

SIX MONTHS ENDED SEPTEMBER 30, 2006 and 2007

and YEAR ENDED MARCH 31, 2007

		Millions of yen
		(UNAUDITED) Six months ended September 30,		Year ended March 31,
		2006	2007	2007
Classification	Note	Amount	Amount	Amount
I Cash flows from operating activities:
1 Net income		¥309,820	¥246,510	¥457,278
2 Adjustments to reconcile net income to net cash provided by operating activities–
(1) Depreciation and amortization		347,685	364,338	745,338
(2) Deferred taxes		79,922	(6,976)	74,987
(3) Loss on sale or disposal of property, plant and equipment		14,200	13,769	55,708
(4) Equity in net (income) losses of affiliates		(390)	(1,317)	2,791
(5) Minority interests in consolidated subsidiaries		35	69	45
(6) Changes in assets and liabilities:
(Increase) decrease in accounts receivable		(203,944)	80,315	(262,032)
(Decrease) increase in allowance for doubtful accounts		(589)	546	(1,600)
Decrease (increase) in inventories		23,194	(12,365)	83,716
(Increase) decrease in prepaid expenses and other current assets		(70,384)	12,421	(39,254)
(Decrease) increase in accounts payable, trade		(191,336)	(169,702)	(42,013)
(Decrease) increase in accrued income taxes		(47,111)	75,376	(100,197)
(Decrease) increase in other current liabilities		(19,640)	(3,368)	534
Increase in liability for employees’ retirement benefits		3,573	3,940	379
Increase (decrease) in other long-term liabilities		6,792	15,482	(26,241)
Other, net		7,126	9,398	31,159

Net cash provided by operating activities		258,953	628,436	980,598

II Cash flows from investing activities:
1 Purchases of property, plant and equipment		(414,117)	(271,513)	(735,650)
2 Purchases of intangible and other assets		(97,847)	(120,677)	(213,075)
3 Purchases of non-current investments		(17,221)	(70,280)	(41,876)
4 Proceeds from sale and redemption of non-current investments		48	50,454	50,594
5 Purchases of short-term investments		(2,157)	(4,065)	(3,557)
6 Redemption of short-term investments		1,436	1,360	4,267
7 Proceed from redemption of long-term bailment for consumption to a related party		—	50,000	—
8 Other, net		(195)	(499)	(8,354)

Net cash used in investing activities		(530,053)	(365,220)	(947,651)

III Cash flows from financing activities:
1 Repayment of long-term debt		(142,323)	(98,200)	(193,723)
2 Proceeds from short-term borrowings		8,228	4,669	18,400
3 Repayment of short-term borrowings		(8,276)	(4,667)	(18,450)
4 Principal payments under capital lease obligations		(1,882)	(1,607)	(3,621)
5 Payments to acquire treasury stock		(89,997)	(102,997)	(157,223)
6 Dividends paid		(88,949)	(87,187)	(176,862)
7 Other, net		(1)	(2)	(2)

Net cash used in financing activities		(323,200)	(289,991)	(531,481)

IV Effect of exchange rate changes on cash and cash equivalents		33	1,220	872

V Net increase (decrease) in cash and cash equivalents		(594,267)	(25,555)	(497,662)
VI Cash and cash equivalents at beginning of period		840,724	343,062	840,724

VII Cash and cash equivalents at end of period		¥246,457	¥317,507	¥343,062

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income taxes		¥910	¥20,344	¥925
Cash paid during the period for:
Interest		3,060	2,965	6,203
Income taxes		219,149	97,335	359,861
Non-cash investing and financing activities:
Assets acquired through capital lease obligations		1,952	1,566	3,530
Retirement of treasury stock		—	—	175,055

See accompanying notes to consolidated financial statements.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Presentation

The accompanying semi-annual consolidated financial statements for the six months ended September 30, 2006 and 2007 of NTT DoCoMo, Inc. and its subsidiaries (the “Company” or “DoCoMo”) were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Since DoCoMo’s American Depositary Shares were listed on the New York Stock Exchange in March 2002, DoCoMo has prepared its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the Securities Exchange Commission of the United States of America.

2.	Summary of significant accounting and reporting policies:

(1)	Adoption of a new accounting standard

Accounting for Uncertainty in Income Taxes

Effective April 1, 2007, DoCoMo applied Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 48 “Accounting for Uncertainty in Income Taxes—an interpretation of Statement of Financial Accounting Standards (“SFAS”) No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return as well as provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The application of FIN 48 did not have a material impact on DoCoMo’s results of operations and financial position.

(2)	Significant accounting policies

Principles of consolidation —

The consolidated financial statements include the accounts of DoCoMo and its majority-owned subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.

DoCoMo applied FIN No. 46 (revised 2003), “Consolidation of Variable Interest Entities—an interpretation of Accounting Research Bulletin No. 51” (“FIN 46R”). FIN 46R addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. For the six months ended September 30, 2006 and 2007 and for the year ended March 31, 2007, DoCoMo had no variable interest entities to be consolidated or disclosed.

Use of estimates —

The preparation of DoCoMo’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. DoCoMo has identified the following areas where it believes that estimates and assumptions are particularly critical to the financial statements. These are determination of useful lives of property, plant and equipment, internal use software and other intangible assets, impairment of long-lived assets, impairment of investments, realization of deferred tax assets, measurement of pension liabilities and revenue recognition.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash and cash equivalents —

DoCoMo considers cash in banks and short-term highly liquid investments with original maturities of three months or less at the date of purchase to be cash and cash equivalents.

Short-term investments —

The highly liquid investments, which have original maturities of longer than three months at the date of purchase and remaining maturities of one year or less at the end of fiscal period, are considered to be short-term investments.

Allowance for doubtful accounts —

The allowance for doubtful accounts is principally computed based on the historical bad debt experience plus the estimated uncollectible amount based on the analysis of certain individual accounts including claims in bankruptcy.

Inventories —

Inventories are stated at the lower of cost or market. The cost of equipment sold is determined by the first-in, first-out method. Inventories consist primarily of handsets and accessories. DoCoMo evaluates its inventory for obsolescence on a periodic basis and records valuation adjustments as required.

Property, plant and equipment —

Property, plant and equipment are stated at cost and include interest cost incurred during construction, as discussed below in “Capitalized interest”. Property, plant and equipment under capital leases are stated at the present value of minimum lease payments. Depreciation is computed by the declining-balance method at rates based on the estimated useful lives of the respective assets with the exception of buildings, which are depreciated on a straight-line basis. Useful lives are determined at the time the asset is acquired and are based on its expected use, past experience with similar assets and anticipated technological or other changes. If technological or other changes occur more or less rapidly or in a different form than anticipated or the intended use changes, the useful lives assigned to these assets are adjusted as appropriate. Property, plant and equipment held under capital lease and leasehold improvements are amortized using either the straight-line method or the declining-balance method, depending on the type of the asset, over the shorter of the lease term or estimated useful life of the asset.

Depreciation and amortization expense for the six months ended September 30, 2006 and 2007 and for the year ended March 31, 2007 was ¥253,143 million, ¥265,421 million and ¥553,510 million, respectively.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

When depreciable telecommunications equipment is retired or abandoned in the normal course of business, the amounts of such telecommunications equipment and its accumulated depreciation are deducted from the respective accounts. Any remaining balance is charged to expense immediately. DoCoMo accounts for legal or contractual obligations associated with the retirement of tangible long-lived assets in accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations”. DoCoMo’s asset retirement obligations subject to SFAS No. 143 primarily relate to its obligations to restore certain leased land and buildings used for DoCoMo’s wireless telecommunications equipment to their original states. DoCoMo determined that the aggregate fair values of its asset retirement obligations did not have a material impact on DoCoMo’s results of operations or financial position.

Expenditures for replacements and betterments are capitalized, while expenditures for maintenance and repairs are expensed as incurred. Assets under construction are not depreciated until placed in service. The rental costs associated with ground or building operating leases that are incurred during a construction period are expensed.

Capitalized interest —

DoCoMo capitalizes interest related to the construction of property, plant and equipment over the period of construction. DoCoMo also capitalizes interest associated with the development of internal-use software. DoCoMo amortizes such capitalized interest over the estimated useful lives of the related assets. There was no interest capitalized for the six months ended September 30, 2006 and 2007 and for the year ended March 31, 2007.

Investments in affiliates —

The equity method of accounting is applied to investments in affiliates where DoCoMo owns an aggregate of 20% to 50% and/or is able to exercise significant influence. Under the equity method of accounting, DoCoMo records its share of earnings and losses of the affiliate and adjusts its investment amount. For investments of less than 20%, DoCoMo periodically reviews the facts and circumstances related thereto to determine whether or not DoCoMo can exercise significant influence over the operating and financial policies of the affiliate and, therefore should apply the equity method of accounting. For investees accounted for under the equity method whose year ends are December 31, DoCoMo records its share of income or losses of such investees on a three month lag basis in its semi-annual consolidated statements of income and comprehensive income.

DoCoMo evaluates the recoverability of the carrying value of its investments in affiliates, which includes investor level goodwill, when there are indicators that a decline in value below its carrying amount may be other than temporary. In performing its evaluations, DoCoMo utilizes various information including cash flow projections, independent valuations and, as applicable, quoted market values to determine recoverable amounts and the length of time an investment’s carrying value exceeds its estimated current recoverable amount. In the event of a determination that a decline in value is other than temporary, a charge to earnings is recorded for the loss, and a new cost basis in the investment is established.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Marketable securities and other investments —

Marketable securities consist of debt and equity securities. DoCoMo accounts for investments in such debt and equity securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. Management determines the appropriate classification of its investment securities at the time of acquisition. DoCoMo periodically reviews the carrying amounts of its marketable securities for impairments that are other than temporary. If this evaluation indicates that a decline in value is other than temporary, the security is written down to its estimated fair value.

Equity securities held by DoCoMo, whose fair values are readily determinable, are classified as available-for-sale. Available-for-sale equity securities are carried at fair value with unrealized holding gains or losses, net of applicable taxes, included as a component of “accumulated other comprehensive income” in shareholders’ equity. Realized gains and losses are determined using the moving-average method and are reflected currently in earnings.

Debt securities held by DoCoMo, which DoCoMo has the positive intent and ability to hold to maturity, are classified as held-to-maturity, and the other debt securities that may be sold before maturity are classified as available-for-sale securities. Held-to-maturity debt securities are carried at amortized cost. Available-for-sale debt securities are carried at fair value with unrealized holding gains or losses, net of applicable taxes, included as a component of “accumulated other comprehensive income” in shareholders’ equity. Realized gains and losses are determined using the first-in, first-out cost method and are reflected currently in earnings. Debt securities with original maturities of three months or less are recorded as “cash and cash equivalents”, while those with original maturities of longer than three months at the date of purchase and remaining maturities of a year or less at the end of fiscal year are recorded as “short-term investments” in the semi-annual consolidated balance sheets.

DoCoMo did not hold or transact any trading securities during the six months ended September 30, 2006 and 2007 and the year ended March 31, 2007.

Other investments include equity securities, whose fair values are not readily determinable, and equity securities for which sales are restricted for remaining terms of longer than one year by contractual requirements (“restricted stock”). Equity securities whose fair values are not readily determinable and restricted stock are carried at cost. Other than temporary declines in value are charged to earnings. Realized gains and losses are determined using the average cost method and are reflected currently in earnings.

Goodwill and other intangible assets —

Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. Other intangible assets primarily consist of software for telecommunications network, internal-use software, software acquired to be used in manufacture of handsets, customer related assets and rights to use certain telecommunications facilities of wireline operators.

DoCoMo accounts for goodwill and other intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”. Accordingly, DoCoMo does not amortize any goodwill, including embedded goodwill recognized following the acquisition of investments accounted for under the equity method, or intangible assets acquired in a business combination and determined to have an indefinite useful life, but instead, (1) goodwill, except those related to equity method investments, and (2) other intangible assets that have indefinite useful lives, are tested for impairment at least annually. Intangible assets that have finite useful lives, consisting primarily of software for telecommunications network, internal-use software, software acquired to be used in manufacture of handsets, customer-related assets and rights to use telecommunications facilities of wireline operators are amortized on a straight-line basis over their useful lives.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Goodwill related to equity method investments is tested for impairment as a part of the other than temporary impairment assessment of the equity method investment as a whole, in accordance with Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”.

DoCoMo capitalizes the cost of internal-use software which has a useful life in excess of one year in accordance with American Institute of Certified Public Accountants (AICPA) Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. Subsequent costs for additions, modifications or upgrades to internal-use software are capitalized only to the extent that the software is able to perform a task that it previously did not perform. Software acquired to be used in the manufacture of handsets is capitalized if the technological feasibility of the handset to be ultimately marketed has been established at the time of purchase in accordance with SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed”. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized software costs are amortized over a period of 5 years at maximum.

Customer related assets principally consist of contractual customer relationships in the mobile phone business that were recorded in connection with the acquisition of minority interests of the regional subsidiaries in November 2002 through the process of identifying separable intangible assets apart from goodwill. The customer related assets are amortized over 6 years, which are the expected term of subscription in the mobile phone business.

Capitalized amounts related to rights to use certain telecommunications facilities of wireline operators, primarily Nippon Telegraph and Telephone Corporation (“NTT”), are amortized over 20 years.

Impairment of long-lived assets —

DoCoMo’s long-lived assets other than goodwill, such as property, plant and equipment, software and intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. Recoverability of assets to be held for use is evaluated by a comparison of the carrying amount of the asset with future undiscounted cash flows expected to be generated by the asset or asset group. If the asset (or asset group) is determined to be impaired, the loss recognized is the amount by which the carrying value of the asset (or asset group) exceeds its fair value as measured through various valuation techniques, including discounted cash flow models, quoted market value and third-party independent appraisals, as considered necessary.

Hedging activities —

DoCoMo uses derivative financial instruments, including interest rate swap, foreign currency swap and foreign exchange forward contracts and non-derivative financial instruments in order to manage its exposure to fluctuations in interest rates and foreign exchange rates. DoCoMo does not hold or issue derivative financial instruments for trading purposes.

These financial instruments are effective in meeting the risk reduction objectives of DoCoMo by generating either transaction gains and losses which offset transaction gains and losses of the hedged items or cash flows which offset the cash flows related to the underlying position in respect of amount and timing.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DoCoMo accounts for derivative financial instruments and other hedging activities in accordance with SFAS No.133, “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS No. 138 and No. 149. All derivative instruments are recorded on the semi-annual consolidated balance sheets at fair value. The recorded fair values of derivative instruments represent the amounts that DoCoMo would receive or pay to terminate the contracts at the end of each fiscal period.

For derivative financial instruments that qualify as fair value hedge instruments, the changes in fair value of the derivative instruments are recognized currently in earnings, which offset the changes in fair value of the related hedged assets or liabilities that are also recognized in earnings of the period.

For derivative financial instruments that qualify as cash flow hedge instruments, the changes in fair value of the derivative instruments are initially recorded in “accumulated other comprehensive income” and reclassified into earnings when the relevant hedged transaction is realized.

For derivative financial instruments that do not qualify as hedging instruments, the changes in fair value of the derivative instruments are recognized currently in earnings.

DoCoMo discontinues hedge accounting when it is determined that the derivative or non-derivative instrument is no longer highly effective as a hedge or when DoCoMo decides to discontinue the hedging relationship.

Cash flows from derivative instruments are classified in the semi-annual consolidated statements of cash flows under the same categories as the cash flows from the relevant assets, liabilities or anticipated transactions.

Employees’ retirement benefit plans —

Effective March 31, 2007, in accordance with SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of SFAS No. 87, 88, 106, and 132R”, DoCoMo recognizes the funded status of its benefit plan, measured as the difference between the plan assets at fair value and the benefit obligation, in the consolidated balance sheets. Changes in the funded status are recognized as changes in comprehensive income during the fiscal period in which such changes occur.

Pension benefits earned during the year as well as interest on projected benefit obligations are accrued currently. Unrecognized prior service cost and unrecognized net losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets are amortized over the expected average remaining service period of employees on a straight-line basis.

Revenue recognition —

DoCoMo primarily generates its revenues from two sources—wireless services and equipment sales. These revenue sources are separate and distinct earnings processes. Wireless service is sold to the ultimate subscriber directly or through third-party retailers who act as agents, while equipments, including handsets, are sold principally to primary sales agents.

DoCoMo sets its wireless services rates in accordance with the Japanese Telecommunications Business Law and government guidelines, which currently allow wireless telecommunications operators to set their own tariffs without government approval. Wireless service revenues primarily consist of basic monthly service charges, airtime charges and fees for activation.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Basic monthly charges and airtime charges are recognized as revenues at the time the service is provided to the subscribers. DoCoMo’s monthly billing plans for cellular (FOMA and mova) services generally include a certain amount of allowances (free minutes and/or packets), and the used amount of the allowances is subtracted from total usage in calculating the airtime revenue from a subscriber for the month. DoCoMo introduced a billing arrangement, called “Nikagetsu Kurikoshi” (two-month carry over), in which the unused allowances are automatically carried over up to the following two months. In addition, DoCoMo then introduced an arrangement which enables the unused allowances that were carried over for two months to be automatically used to cover the airtime and/or packet fees exceeding the allowances of the other subscriptions in the “Family Discount” group, a discount billing arrangement for families with between two and ten DoCoMo subscriptions. Out of the unused allowance in a month, DoCoMo defers the revenues based on the portion which is estimated to be used in following two months. As for the portion which is estimated to expire, effective April 1, 2006, DoCoMo recognizes the revenue attributable to such portion of allowances ratably as the remaining allowances are utilized, in addition to the revenue recognized when subscribers make calls or utilize data transmissions.

Certain commissions paid to purchasers (primarily agent resellers) are recognized as a reduction of revenue upon delivery of the equipment to the purchasers (primarily agent resellers) in accordance with Emerging Issues Task Force Issue (“EITF”) No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”.

Non-recurring upfront fees such as activation fees are deferred and recognized as revenues over the estimated average period of the subscription for each service. The related direct costs are deferred only to the extent of the upfront fee amount and are amortized over the same period.

Selling, general and administrative expenses —

Selling, general and administrative expenses primarily include commissions paid to sales agents, expenses associated with DoCoMo’s customer loyalty programs, advertising expenses, as well as other expenses such as payroll and related benefit costs of personnel not directly involved in the operations and maintenance process. Commissions paid to sales agents represent the largest portion of selling, general and administrative expenses.

Income taxes —

Income taxes are accounted for in accordance with SFAS No. 109, “Accounting for Income Taxes”. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Earnings per share —

Basic earnings per share include no dilution and are computed by dividing income available to common shareholders by the weighted average number of shares of common stock outstanding for the period. Diluted earnings per share assume the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. DoCoMo had no dilutive securities outstanding for the six months ended September 30, 2006 and 2007 and for the year ended March 31, 2007, and therefore there was no difference between basic and diluted earnings per share.

Foreign currency translation —

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at appropriate period-end current rates and all income and expense accounts are translated at rates that approximate those rates prevailing at the time of the transactions. The accompanying translation adjustments are included in “accumulated other comprehensive income”.

Foreign currency receivables and payables of DoCoMo are translated at appropriate period-end current rates and the accompanying translation gains or losses are included in earnings currently.

DoCoMo transacts limited business in foreign currencies. The effects of exchange rate fluctuations from the initial transaction date to the settlement date are recorded as exchange gain or loss, which are included in “Other, net” of “other income (expense)” in the accompanying semi-annual consolidated statements of income and comprehensive income.

(3) Reclassifications —

Certain reclassifications have been made to the prior periods’ consolidated financial statements to conform to the presentation used for the six months ended September 30, 2007.

3.	Investments in affiliates:

Sumitomo Mitsui Card Co., Ltd. —

As of September 30, 2007, DoCoMo held 34% of common shares of Sumitomo Mitsui Card Co., Ltd. (“Sumitomo Mitsui Card”). DoCoMo accounted for its investment in Sumitomo Mitsui Card applying the equity method. Based on the agreement entered into with Sumitomo Mitsui Card, Sumitomo Mitsui Financial Group, Inc. and Sumitomo Mitsui Banking Corporation that DoCoMo and these companies would jointly promote the new credit transaction services which use mobile phones compatible with “Osaifu-Keitai” (wallet-phone) service and that DoCoMo would form a capital alliance with Sumitomo Mitsui Card, DoCoMo acquired Sumitomo Mitsui Card’s common shares for ¥98,000 million, including new shares issued by Sumitomo Mitsui Card.

DoCoMo believes that the estimated fair values of its investments in affiliates as of September 30, 2007 equaled or exceeded the related carrying values.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	Marketable securities and other investments:

Marketable securities and other investments as of September 30, 2006 and 2007 and March 31, 2007 comprised the following:

	Millions of yen
	September 30,		March 31, 2007
	2006	2007
Marketable securities:
Available-for-sale	¥317,469	¥234,792	¥268,528
Other investments	92,541	140,369	92,853

Sub-total	¥410,010	¥375,161	¥361,381
Less: Available-for-sale debt securities classified as “Short-term investments”	(100,040)	(49,980)	(99,925)

Marketable securities and other investments (Non-current)	¥309,970	¥325,181	¥261,456

Maturities of debt securities classified as available-for-sale as of September 30, 2006 and 2007 and March 31, 2007 were as follows:

	Millions of yen
	September 30,				March 31,
	2006		2007		2007
	Carrying amounts	Fair value	Carrying amounts	Fair value	Carrying amounts	Fair value
Due within 1 year	¥100,040	¥100,040	¥49,980	¥49,980	¥99,925	¥99,925
Due after 1 year through 5 years	49,885	49,885	5	5	5	5
Due after 5 years through 10 years	—	—	—	—	—	—
Due after 10 years	—	—	—	—	—	—

Total	¥149,925	¥149,925	¥49,985	¥49,985	¥99,930	¥99,930

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The aggregate cost, gross unrealized holding gains and losses and fair value by type of marketable security as of September 30, 2006 and 2007 and March 31, 2007 were as follows:

	Millions of yen
	September 30, 2006
	Cost / Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥129,379	¥39,571	¥1,406	¥167,544
Debt securities	150,184	0	259	149,925

	Millions of yen
	September 30, 2007
	Cost / Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥158,760	¥34,206	¥8,159	¥184,807
Debt securities	50,015	0	30	49,985

	Millions of yen
	March 31, 2007
	Cost / Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥147,998	¥21,585	¥985	¥168,598
Debt securities	100,076	0	146	99,930

The proceeds and gross realized gains (losses) from the sale of available-for-sale securities and other investments for the six months ended September 30, 2006 and 2007 and for the year ended March 31, 2007 were as follows:

	Millions of yen
	Six months ended September 30,		Year ended March 31, 2007
	2006	2007
Proceeds	¥53	¥454	¥448
Gross realized gains	12	403	314
Gross realized losses	(118)	(0)	(118)

Other investments include long-term investments in various privately held companies and restricted stock.

For long-term investments in various privately held companies for which there are no quoted market prices, the reasonable estimate of fair value could not be made without incurring excessive costs, and DoCoMo believes that it is not practicable to estimate the reasonable fair value. Accordingly, these investments are carried at cost.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DoCoMo holds marketable equity securities for which sales are restricted by contractual requirements with third parties. As of September 30, 2007, such marketable equity securities held by DoCoMo included shares of Philippine Long Distance Telephone Company, a telecommunication service provider in Philippines. Restricted stock was accounted for as cost method investments, while the marketable equity securities for which sales are restricted for remaining terms of one year or less were accounted for as available-for-sale securities. The aggregate carrying amount of restricted stock as of September 30, 2006 and 2007 and March 31, 2007 was as follows:

	Millions of yen
	September 30,		March 31, 2007
	2006	2007
Restricted stock	¥69,495	¥116,390	¥68,658

DoCoMo believes that it was not practicable to estimate reasonable fair value for investments in such restricted stock which have quoted market prices, due to the difficulty in taking into consideration the restriction of sales by contract in valuation. The aggregate market price of the equivalent amount of unrestricted stock as of September 30, 2006 and 2007 and March 31, 2007 was as follows:

	Millions of yen
	September 30,		March 31, 2007
	2006	2007
Aggregate market price of the equivalent amount of unrestricted stock	¥85,102	¥166,381	¥96,680

The aggregate carrying amount of cost method investments included in other investments as of September 30, 2006 and 2007 and March 31, 2007 was as follows:

	Millions of yen
	September 30,		March 31, 2007
	2006	2007
Cost method investments included in other investments	¥92,516	¥140,327	¥92,818

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	Intangible assets (excluding Goodwill):

The following tables summarize the components of the intangible assets, all of which are subject to amortization, as of September 30, 2006 and 2007 and March 31, 2007.

	Millions of yen
	September 30, 2006
	Gross carrying amount	Accumulated amortization	Net carrying amount
Software for telecommunications network	¥568,236	¥353,838	¥214,398
Internal-use software	779,741	542,298	237,443
Software acquired to be used in the manufacture of handsets	69,386	16,882	52,504
Customer related assets	50,949	33,258	17,691
Rights to use telecommunications facilities of wireline operators	15,837	8,290	7,547
Other	9,748	2,216	7,532

	¥1,493,897	¥956,782	¥537,115

	Millions of yen
	September 30, 2007
	Gross carrying amount	Accumulated amortization	Net carrying amount
Software for telecommunications network	¥601,506	¥383,556	¥217,950
Internal-use software	875,969	625,208	250,761
Software acquired to be used in the manufacture of handsets	80,273	32,162	48,111
Customer related assets	50,949	41,750	9,199
Rights to use telecommunications facilities of wireline operators	19,106	9,212	9,894
Other	9,798	2,680	7,118

	¥1,637,601	¥1,094,568	¥543,033

	Millions of yen
	March 31, 2007
	Gross carrying amount	Accumulated amortization	Net carrying amount
Software for telecommunications network	¥562,107	¥346,472	¥215,635
Internal-use software	835,410	581,356	254,054
Software acquired to be used in the manufacture of handsets	76,304	24,241	52,063
Customer related assets	50,949	37,504	13,445
Rights to use telecommunications facilities of wireline operators	17,380	8,828	8,552
Other	9,727	2,447	7,280

	¥1,551,877	¥1,000,848	¥551,029

Amortization of intangible assets for the six months ended September 30, 2006 and 2007 and for the year ended March 31, 2007 was ¥94,542 million, ¥98,917 million and ¥191,828 million, respectively.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.	Other assets:

Other assets as of September 30, 2006 and 2007 and March 31, 2007 were summarized as follows:

	Millions of yen
	September 30,		March 31, 2007
	2006	2007
Deposits	¥67,718	¥71,228	¥73,504
Deferred customer activation costs	76,054	77,329	76,499
Long-term bailment for consumption to a related party	50,000	—	50,000
Other	20,834	21,482	19,268

	¥214,606	¥170,039	¥219,271

Long-term bailment for consumption to a related party was the funds bailed to NTT FINANCE CORPORATION (“NTT FINANCE”), a related party of DoCoMo, for cash management purposes. As of September 30, 2007, NTT and its subsidiaries owned all voting interests in NTT FINANCE and DoCoMo owned 4.2% voting interests. Information relating to the bailment for consumption is disclosed in Note 10.

7.	Shareholders’ equity:

Effective May 1, 2006, the Corporate Law of Japan provides that (i) dividends of earnings require approval at a general meeting of shareholders, (ii) interim cash dividends can be distributed upon the approval of the board of directors, if the Articles of Incorporation provide for such interim cash dividends, and (iii) an amount equal to at least 10% of decrease in retained earnings by dividends payment be appropriated from retained earnings to a legal reserve up to 25% of capital stock. The legal reserve is available for distribution upon approval of the shareholders.

On October 26, 2007, the Board of Directors declared cash dividends totaled ¥103,355 million for the shareholders recorded as of September 30, 2007. Cash dividends per share were ¥2,400. The source of dividends was “Retained Earnings”. DoCoMo started to pay the dividends on November 22, 2007.

Issued shares and Treasury stock —

The changes in the number of issued shares and treasury stock for the six months ended September 30, 2006 and 2007 and for the year ended March 31, 2007 were summarized as follows, where fractional shares were rounded off.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DoCoMo had no issued shares other than its common stock for the six months ended September 30, 2006 and 2007 and for the year ended March 31, 2007.

	Share
	The number of issued shares	The number of treasury stock
March 31, 2006	46,810,000	2,335,773
Aggregate number of shares repurchased	—	517,483
Aggregate number of fractional shares repurchased	—	2

September 30, 2006	46,810,000	2,853,258

	Share
	The number of issued shares	The number of treasury stock
March 31, 2007	45,880,000	2,286,356
Aggregate number of shares repurchased	—	528,987
Aggregate number of fractional shares repurchased	—	2

September 30, 2007	45,880,000	2,815,345

	Share
	The number of issued shares	The number of treasury stock
March 31, 2006	46,810,000	2,335,773
Aggregate number of shares repurchased	—	880,578
Aggregate number of fractional shares repurchased	—	5
Retirement of treasury stock	(930,000)	(930,000)

March 31, 2007	45,880,000	2,286,356

In the general meeting of shareholders held on June 21, 2005, the shareholders approved a stock repurchase plan under which DoCoMo could repurchase up to 2,200,000 shares at an aggregate amount not to exceed ¥400,000 million until the end of the next general meeting of shareholders in order to improve capital efficiency and to implement flexible capital policies in accordance with the business environment.

In the general meeting of shareholders held on June 20, 2006, the shareholders approved another stock repurchase plan under which DoCoMo could repurchase up to 1,400,000 additional shares at an aggregate amount not to exceed ¥250,000 million until the end of the next general meeting of shareholders.

In the general meeting of shareholders held on June 19, 2007, the shareholders approved another stock repurchase plan under which DoCoMo could repurchase up to 1,000,000 additional shares at an aggregate amount not to exceed ¥200,000 million during the one year period starting from June 20, 2007.

In addition, DoCoMo repurchases its fractional shares.

Aggregate number and price of shares repurchased for the six months ended September 30, 2006 and 2007 and for the year ended March 31, 2007 were as follows:

	Share/Millions of yen
	Six months ended September 30,		Year ended March 31, 2007
	2006	2007
Aggregate number of shares repurchased	517,485 shares	528,989 shares	880,583 shares
Aggregate price of shares repurchased	¥89,997	¥102,997	¥157,223

Based on the resolution of the board of directors on March 28, 2007, DoCoMo retired 930,000 of its own shares held as treasury stock (purchase price: ¥175,055 million). As a result of the share retirement, additional paid-in capital was decreased by ¥175,055 million during the year ended March 31, 2007.

In October and November 2007, DoCoMo repurchased a total of 117,653 shares of its common stock for ¥19,999 million in the stock market.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	Segment reporting:

From a resource allocation perspective, DoCoMo views itself as having three primary business segments. The mobile phone business segment includes FOMA services, mova services, packet communications services, satellite mobile communications services, international services and the equipment sales related to these services. The PHS business segment includes PHS services and the related equipment sales for such service. DoCoMo decided to terminate PHS services effective January 7, 2008. The miscellaneous business segment includes credit services, wireless LAN services, Quickcast (paging) services and other miscellaneous services, which in the aggregate are not significant in amount. DoCoMo terminated its Quickcast services on March 31, 2007.

DoCoMo identifies its reportable segments based on the nature of services included, as well as the characteristics of the telecommunications networks used to provide those services. DoCoMo’s chief operating decision maker monitors and evaluates the performance of its segments based on the information that follows as derived from the Company’s management reports.

Segment information is prepared in accordance with U.S. GAAP.

Segment information for the six months ended September 30, 2006 and 2007 and for the year ended March 31, 2007 was as follows:

	Millions of yen
Six months ended September 30, 2006	Mobile phone business	PHS business	Miscellaneous businesses	Consolidated
Operating revenues	¥2,349,677	¥13,221	¥20,475	¥2,383,373
Operating expenses	1,822,494	17,253	26,737	1,866,484

Operating income (loss)	¥527,183	¥(4,032)	¥(6,262)	¥516,889

	Millions of yen
Six months ended September 30, 2007	Mobile phone business	PHS business	Miscellaneous businesses	Consolidated
Operating revenues	¥2,295,976	¥7,143	¥21,998	¥2,325,117
Operating expenses	1,862,036	19,178	35,407	1,916,621

Operating income (loss)	¥433,940	¥(12,035)	¥(13,409)	¥408,496

	Millions of yen
Year ended March 31, 2007	Mobile phone business	PHS business	Miscellaneous businesses	Consolidated
Operating revenues	¥4,718,875	¥23,429	¥45,789	¥4,788,093
Operating expenses	3,915,204	38,812	60,553	4,014,569

Operating income (loss)	¥803,671	¥(15,383)	¥(14,764)	¥773,524

DoCoMo does not disclose geographical segments, since operating revenues generated outside Japan are immaterial.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.	Commitments and contingencies:

Leases —

The minimum rental payments required under operating leases that have non-cancellable lease terms as of September 30, 2007 were as follows:

Millions of yen
September 30, 2007
Due within one year	¥2,217
Due after one year	21,211

Total minimum lease payments	¥23,428

Litigation —

As of September 30, 2007, DoCoMo had no litigation or claims outstanding, pending or threatened against it, which in the opinion of management would have a material adverse effect on its results of operations or financial position.

Guarantees —

DoCoMo applied FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires that if a company issues or modifies a guarantee, the company must recognize an initial liability for the fair value of the obligations it has undertaken and must disclose that information in its financial statements.

DoCoMo enters into agreements in the normal course of business that provide guarantees for counterparties. These counterparties include customers, related parties, foreign wireless telecommunications service providers and other business partners. Although most of the guarantees provided for customers relate to product defects of cellular phone handsets sold by DoCoMo, DoCoMo is provided with similar guarantees by the handset vendors. Though the guarantees or indemnifications provided in transactions than other those with the customers are different in each contract, the likelihood of almost all of the performance of these guarantees or indemnifications is remote and amount of payments DoCoMo could be liable for is not specified in almost all of the contracts. Historically, DoCoMo has not made any significant guarantee or indemnification payments under such agreements. DoCoMo believes that the estimated fair value of the obligations related to these agreements is not significant. Accordingly, no liabilities were recognized for these obligations as of September 30, 2007.

10.	Financial instruments:

Risk management —

The fair values for DoCoMo’s assets and liabilities and DoCoMo’s cash flows may be negatively impacted by fluctuations in interest rates and foreign exchange rates. To manage these risks, DoCoMo uses derivative financial instruments such as interest rate swaps, currency swaps and foreign exchange forward contracts, and also uses non-derivative financial instruments. The financial instruments are executed with creditworthy financial institutions, and DoCoMo management believes that there is little risk of default by these counterparties. DoCoMo has and follows internal regulations that establish conditions to enter into derivative contracts, and procedures of approving and monitoring such contracts.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Short-term financial instruments —

All cash and short-term investments, current receivables, current payables, and certain other short-term financial instruments are short-term in nature, and therefore their carrying amounts approximate fair values, except the items separately referred below.

Long-term debt including current portion —

The fair value of long-term debt, including current portion, is estimated based on the discounted amounts of future cash flows using DoCoMo’s current incremental borrowings rates for similar liabilities.

The carrying amount and the estimated fair value of long-term debt including current portion as of September 30, 2006 and 2007 and March 31, 2007 were as follows:

Millions of yen
September 30,				March 31,
2006		2007		2007
Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
¥654,413	¥658,760	¥504,003	¥507,894	¥602,863	¥606,910

Interest rate swap agreements –

DoCoMo uses interest rate swap transactions, under which DoCoMo receives fixed rate interest payments and pays floating rate interest payments, to hedge the changes in fair value of certain debt as a part of its asset-liability management (ALM).

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The table below shows the contract amount and fair value of interest rate swap agreements as of September 30, 2006 and 2007 and March 31, 2007:

Contract Term			Millions of yen
(in the year ended/ending March 31,)	Weighted average rate		September 30, 2006
	Receive fixed	Pay floating	Contract amount	Fair value
2004-2012	1.5%	0.7%	¥235,800	¥1,023

Millions of yen
Contract Terms	Weighted average rate		September 30, 2007
(in the year ended/ending March 31,)	Receive fixed	Pay floating	Contract amount	Fair value
2004-2012	1.5%	1.2%	¥235,800	¥460

Millions of yen
Contract Term	Weighted average rate		March 31, 2007
(in the year ended/ending March 31,)	Receive fixed	Pay floating	Contract amount	Fair value
2004-2012	1.5%	0.9%	¥235,800	¥858

The interest rate swap agreements had remaining terms to maturity ranging from 3 years and 6 months to 4 years and 3 months as of September 30, 2007.

The fair value of interest rate swaps was obtained from counterparty financial institutions and represented the amount that DoCoMo could have settled with the counterparties to terminate the swaps outstanding at the respective dates.

Foreign currency swap agreement —

In February 2005, DoCoMo entered into a currency swap contract to hedge currency exchange risk associated with the principal and interest payments of the $100 million unsecured corporate bonds. As this currency swap contract was qualified as a cash flow hedge instrument and all the essential terms of the currency swap and the hedged item are identical, there was no ineffective portion to the hedge. The gain or loss from the fluctuation in the fair value of the swap transaction is recorded as “accumulated other comprehensive income”. The amount recorded as “accumulated other comprehensive income” will be reclassified as the gain or loss when the offsetting gain or loss derived from the hedged item is recorded in the accompanying semi-annual consolidated statements of income and comprehensive income.

For the six months ended September 30, 2006, ¥1,305 million of loss from currency translation and ¥241 million of interest expense in the semi-annual consolidated statements of income and comprehensive income were reclassified, and ¥82 million of loss, net of applicable taxes, was recorded as “net revaluation of financial instruments” included in “accumulated other comprehensive income” in the semi-annual consolidated balance sheets as of September 30, 2006.

For the six months ended September 30, 2007, ¥1,058 million of loss from currency translation and ¥237 million of interest expense in the semi-annual consolidated statements of income and comprehensive income were reclassified, and ¥41 million of loss, net of applicable taxes, was recorded as “net revaluation of financial instruments” included in “accumulated other comprehensive income” in the semi-annual consolidated balance sheets as of September 30, 2007.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended March 31, 2007, ¥1,320 million of loss from currency translation and ¥30 million of interest expense in the consolidated statements of income and comprehensive income were reclassified, and ¥58 million of loss, net of applicable taxes, was recorded as “net revaluation of financial instruments” included in “accumulated other comprehensive income” in the consolidated balance sheets as of March 31, 2007.

The net revaluation of financial instruments is expected to be reclassified into earnings by the repayment of the $100 million unsecured corporate bonds during the year ending March 31, 2008.

The table below shows the contract amount and fair value of the foreign currency swap agreement as of September 30, 2006 and 2007, and March 31, 2007:

Millions of yen
September 30,				March 31,
2006		2007		2007
Contract amount	Fair value	Contract amount	Fair value	Contract amount	Fair value
¥10,485	¥1,407	¥10,485	¥1,226	¥10,485	¥1,251

The foreign currency swap agreement had a remaining term to maturity of 6 months as of September 30, 2007.

The fair value of a foreign currency swap was obtained from a counterparty financial institution and represented the amount that DoCoMo could have settled with the counterparty to terminate the swap outstanding at the respective dates.

Foreign exchange forward contracts —

DoCoMo has foreign exchange forward contracts to hedge currency exchange risk associated with foreign currency assets and liabilities.

The table below shows the contract amount and fair value of foreign exchange forward contracts as of September 30, 2006 and 2007, and March 31, 2007:

Millions of yen
September 30,				March 31,
2006		2007		2007
Contract amount	Fair value	Contract amount	Fair value	Contract amount	Fair value
¥837	¥11	¥1,233	¥18	¥938	¥4

The fair value of foreign exchange forward contracts was obtained from counterparty financial institutions and represent the amount that DoCoMo could have settled with the counterparties to terminate the swaps outstanding at the respective dates.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Contracts of bailment of cash for consumption —

DoCoMo entered into contracts of bailment of cash for consumption with NTT FINANCE for cash management purposes.

The balance of bailment was ¥100,000 million as of September 30, 2006. The contracts had remaining terms to maturity ranging from 9 months to 1 year and 9 months as of September 30, 2006. The assets related to the contracts were recorded as “Short-term investments” of ¥50,000 million and “Other assets” of ¥50,000 million on the semi-annual consolidated balance sheets as of September 30, 2006.

The balance of bailment was ¥100,000 million as of September 30, 2007. The contracts had remaining terms to maturity ranging from 1 month to 9 months as of September 30, 2007. The assets related to the contracts were recorded as “Cash and cash-equivalents” of ¥50,000 million and “Short-term investments” of ¥50,000 million on the semi-annual consolidated balance sheets as of September 30, 2007.

The balance of bailment was ¥100,000 million as of March 31, 2007. The contracts had remaining terms to maturity ranging from 3 months to 1 year and 3 months as of March 31, 2007. The assets related to the contracts were recorded as “Short-term investments” of ¥50,000 million and “Other assets” of ¥50,000 million on the consolidated balance sheets as of March 31, 2007.

The fair value of the bailment contracts was not determinable as these contracts were with a related party and a secondary market for such contracts did not exist.

Other —

Information regarding “Investments in affiliates” and “Marketable securities and other investments” is disclosed in Notes 3 and 4, respectively.

Concentrations of risk —

As of September 30, 2007, DoCoMo did not have any significant concentration of business transacted with an individual counterparty or groups of counterparties that could, if suddenly eliminated, severely impact its operations.

11.	Other footnotes to unaudited financial statements:

Disbursement of substitutional portion of the National Welfare Pension Plan

DoCoMo participated in the NTT Kosei-Nenkin-Kikin, a contributory defined benefit welfare pension plan sponsored by the NTT group (“NTT Plan”), until the end of June, 2007. Under the Defined-Benefit Corporate Pension Law, the NTT Plan was granted approvals by the Japanese government which permitted the NTT Plan to be released from the future obligation and past obligation to disburse the NTT Plan benefits covering the substitutional portion of the National Welfare Pension Plan. The approval for future and past obligations were granted in September 2003 and July 2007, respectively. As a result, the NTT Plan converted to the NTT Kigyou-Nenkin-Kikin, a defined-benefit corporate pension plan, from July 1, 2007.

DoCoMo adopted EITF Issue No. 03-02, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities.” This issue provides a consensus that Japanese employers should account for the entire separation process as a single settlement event upon completion of the transfer to the Japanese government of the substitutional portion of the benefit obligations and related plan assets. Although the NTT Plan was granted approvals by the Japanese government, in accordance with EITF 03-02, no accounting should be recognized until the completion of the entire transfer. It is undetermined when the transfer of the benefit obligations and related plan assets will take place and what the accurate net effect of settlement on DoCoMo’s result of operations and financial position will be. If the amount equivalent to the substitutional portion had been repaid on March 31, 2007, the estimated amount of such effect on DoCoMo’s results of operations would have been approximately ¥25.0 billion.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	Subsequent event:

Introduction of new sales schemes

Effective November 26, 2007, DoCoMo introduced two types of new sales schemes. “Value Course” enables customers to subscribe to new billing plans with discounted basic monthly charges by purchasing certain handsets specified by DoCoMo in advance. Installment payment for the handset is available in this “Value Course”. “Basic Course”, in which the undiscounted billing plans are applied, provides customers with a subsidy amount for handset purchase if he/she is committed to using the purchased handset specified by DoCoMo in advance for at least two years.